Contact

www.linkedin.com/in/fspeiser
(LinkedIn)

Top Skills

Application Development
Architecture
Early-Stage Startups

Languages

Spanish

Publications

http://www.theguardian.com/media-network/media-network-blog/2012/apr/26/science-social-attention
Universal Attention Token

Francis Speiser

CEO and Co-Founder of Metafide | Previously Co-Founder SocialFlow | AI/ML/Product Builder
New York, New York, United States

Summary

Perpetually curious and engaging executive with experience in managing product, technology, operations and team-building. Always looking to make the present situation better, the team and customer happier and the opportunity bigger.

I've been fortunate enough to work with great teams and contribute in various C-level functions (CEO, CTO, CPO) while also keeping a close understanding of new technologies and ways to solve problems. I have never stopped writing code or trialing new technologies, and I firmly believe in the world we're now lucky enough to be living in, it is every business leader's responsibility to understand how things are evolving to be better, faster and more engaging.

As a seasoned tech professional, I specialize in open-source architecture, scalability, and technical team management, with a strong focus on recruiting top talent and handling contract negotiations. With extensive hands-on experience in cloud computing (Amazon AWS, Google Compute Cloud, Azure), large data sets, and databases (AWS Redshift, Redis, Cassandra, DynamoDB, PostgreSQL, MySQL, Oracle), I've successfully managed geographically diverse teams and delivered projects across various languages and protocols. I've conceptualize, written and deployed several AI systems, including SANDERS at SocialFlow as well as multiple ML processes and algorithms to account for attention in media, election probabilities, blockchain demand patterns, contagion risk, and financial risk/opportunities.

As a thought leader in the fields of AI and machine learning, I have conceptualized, designed, coded, and implemented several large-scale systems currently in production, while also developing innovative algorithms. I'm a frequent speaker and adviser on start-up best practices, and my expertise has been featured in books and

publications like The Guardian and Forbes. While I'm passionate about sharing my knowledge, I believe in the power of execution and prefer to make an impact by doing rather than just discussing.

I have taken a circuitous route through secondary education, but I believe it is everyone's responsibility in this globally connected economy to keep learning and growing.

Experience

Metafide
Chief Executive Officer
October 2021 - Present (2 years 5 months)
United States

Founder and CEO of the world's first and most comprehensive ratings platform for web3 assets.

Develop and implement the company's strategic vision, ensuring alignment with market trends and customer needs regarding blockchain asset intelligence and analysis. Drive business growth by identifying new opportunities, developing partnerships, and expanding the company's product offerings and services.Hire, lead and amplify a high-performing team of diverse cooperation, fostering a culture of innovation, collaboration, and continuous improvement.

Act as the primary spokesperson for Metafide, representing the company at industry events, conferences, and in the media. Establish and maintain strong relationships with key stakeholders, including investors, strategic partners, and customers, to promote the company's brand and reputation. Ensure compliance with industry regulations, legal requirements, and ethical standards related to blockchain, AI/ML, and data privacy.

Monitor and assess market trends, competitor activities, and technological advancements, adapting the company's strategy as needed to maintain a competitive edge. Develop and maintain a deep understanding of the blockchain ecosystem, AI/ML innovations, and emerging trends in order to guide Metafide's product development and market positioning.

About Metafide:

Metafide is the leading blockchain ratings company that utilizes cutting-edge AI and machine learning technologies to provide real-time ratings and analysis for blockchain assets. Our mission is to bring transparency, trust, and unparalleled insight to the rapidly growing blockchain ecosystem, empowering businesses and investors to make data-driven decisions.

Rabble
Chief Technology Officer
October 2020 - Present (3 years 5 months)
New York, New York, United States

Develop and execute the technology strategy, ensuring alignment with Rabble's mission to empower change and community organization through innovative digital solutions.

Lead the research, evaluation, and adoption of emerging technologies and industry best practices to maintain a competitive edge and enhance the platform's functionality and user experience.

Oversee the design, development, and maintenance of Rabble's platform, ensuring scalability, security, and seamless integration with third-party services and tools.

Manage a talented team of engineers, developers, and IT professionals, fostering a collaborative and innovative environment that encourages growth and professional development.

Collaborate closely with cross-functional teams, including product management, marketing, and operations, to ensure the successful launch and ongoing improvement of new features and services.
Establish and maintain robust cybersecurity measures and data privacy policies to protect user information and adhere to legal and regulatory requirements.

Monitor and assess platform performance, implementing improvements and optimizations to enhance the user experience and support platform growth.

Develop and manage the technology budget, ensuring efficient allocation of resources and timely delivery of projects.

Build and maintain relationships with strategic partners, vendors, and technology providers to support Rabble's platform development and expansion.

Act as a technology thought leader, representing Rabble at industry events, conferences, and in the media, while staying informed of the latest trends and innovations in community organization and digital platforms.

Glasswing Ventures
Advisor
January 2017 - Present (7 years 2 months)
Boston, New York, United States

Talla
Chief Executive Officer
November 2019 - September 2021 (1 year 11 months)
Greater Boston Area

Merged with Seva, September 2021

Joined just prior to the pandemic and led the transformation of the business from an SMB chatbot play to an enterprise RPA platform. Lead the integration of Talla into Seva's existing operations, ensuring a seamless transition that maximizes synergies and preserves the value of both organizations.

Develop and implement Talla's strategic vision and roadmap, aligning with Seva's broader goals and focusing on AI chat and robotic process automation (RPA) solutions.

Drive business growth by identifying new market opportunities, expanding product offerings, and developing strategic partnerships with industry leaders and stakeholders.

Oversee the management and growth of Talla's talented team, fostering a culture of innovation, collaboration, and continuous learning that aligns with Seva's values.

Collaborate with Seva's leadership and cross-functional teams to ensure the successful integration and continued enhancement of Talla's AI chat and RPA solutions within Seva's product portfolio.

Manage financial planning, budgeting, and resource allocation for Talla, ensuring the company's long-term profitability and sustainability within the Seva organization.

Represent Talla and its interests within Seva, acting as a subject matter expert and advocate for AI chat and RPA technologies.

Ensure compliance with industry regulations, legal requirements, and ethical standards related to AI, RPA, data privacy, and cybersecurity.

Monitor and assess market trends, competitor activities, and technological advancements in AI and RPA, adapting Talla's strategy as necessary to maintain a competitive edge.

Serve as a thought leader and evangelist for Talla's AI chat and RPA solutions, representing the company at industry events, conferences, and in the media, while promoting the value and benefits of these technologies within Seva and to external audiences.

SocialFlow
Co-Founder, Chief Product Officer
March 2009 - November 2019 (10 years 9 months)
NY, NY

Acquired by Piano, Feb 2022

Conceptualized and developed the media industry's de facto standard for publishing and optimization. Went from zero customers to supporting a large majority of the world's leading media organizations. Worked with investors, team, partners and customers to build a central piece of infrastructure. Responsible for product, technology, hiring, and representing the company in print and television on technical matters. Additionally, directly developed and contributed to the AI/ML systems which allowed the company to predict national elections, migratory patterns, market movements and economic changes. Built products and managed the team which maximize ROI in broadcast status updates, and paid media campaigns for Twitter, Facebook and Google Plus. SocialFlow is responsible for over 1Trillion in annualized reach for the top media properties in the world.

Led development on the company's AWS Redshift platform (one of the largest in existence), Redis and DynamoDB platforms responsible for powering large data analysis. Developed the SANDERS AI classification project to map media content to interest topics and continually iterated on the company's AttentionScore(tm) Algorithm, responsible for indexing the attention opportunity for a given piece of content in real-time on a global scale. Built products for publishing, ads, operations, partner integration and reporting.

SocialFlow is used by some of the most widely recognized brands and commerce sites and helps maximize the reach of many of your favorite publications.

Nabewise (Acquired by airbnb)
Advisor
March 2009 - August 2012 (3 years 6 months)

Fast growing and innovative digital media company focused on neighborhoods.

OMGPOP.com (Acquired by Zynga)
Board of Advisors
January 2009 - March 2012 (3 years 3 months)

Advisor to a great growing social gaming company based in NYC.

Pictela (acquired by aol)
Board of Advisors
November 2008 - December 2010 (2 years 2 months)

Advisor to the innovative group at Pictela that is revolutionizing rich media syndication.

CIOZone
Editorial Advisory Board
July 2008 - October 2010 (2 years 4 months)

Provide occasional editorial feedback for the pre-eminent online meeting place for CIOs worldwide.

ReignCloud Advisors
Board of Directors
November 2008 - August 2009 (10 months)

Higly active on the Board of Directors for this technology management and advisory service to firms seeking process improvement and efficiencies employing practical cloud computing solutions. Advisory services include process improvement, technology recommendation, application assessment, application development and project planning.

ReignCloud Advisors cultivates and enhances the best minds in the IT services industry to help its clients realize significant cost savings in their IT deployments, without sacrificing quality of service, reliability or scalability.

TAKKLE.com (Acquired by Alloy Digital)
Chief Technology Officer
April 2007 - October 2008 (1 year 7 months)
New York, New York, United States

I was the CTO for TAKKLE.com - responsible for all technical decisions including team-building, architecture, optimization, product strategy, product management, deal negotiations and product & third-party integrations. I also oversaw infrastructure and purchases.

About TAKKLE

TAKKLE, the premier online social network for high school sports, connects athletes, coaches, fans, friends, and recruiters for all high school athletics. On TAKKLE, high school athletes can track and compare their stats, post team schedules, scout rivals, and share videos and photos with their teammates and opponents.

TAKKLE offers advertisers and marketers the ability to strategically target a passionate, engaged audience of high school athletes and fans. TAKKLE's investors include Sports Illustrated, Wasserman Media Group LLC, Greycroft Partners LLC, IJ Smith Enterprises LLC, and Jack Schneider, Managing Director at Allen & Company, Inc.

HEAVY.com
CTO
July 2006 - April 2007 (10 months)

I served as the Chief Technology Officer at Heavy.com. During my tenure at Heavy, I was responsible for all technology initiatives, including development, staffing and maintaining operational efficiency, as well as infrastructure, technical negotiations and product evaluations.

Heavy is the leading broadband entertainment site for men aged 18-34, serving upwards of 18 million unique monthly visitors and boasting one of the fastest growing social networks the web has to offer.

Populister.com
Co-Founder, CTO
April 2006 - July 2006 (4 months)

Responsible for founding duties, technical development, architecture wrangling, and all the cricket-herding that goes with starting a site that goes from no users to many in a short period of time. I am responsible for staffing, hiring developers, and breaking ties in technical development. I also assist in fund raising and financial planning with the other co-founders. Populister is an early stage (and fast growing) social networking site that works on a different principle than your average "community", finding things you have in common with others, very easily.

Spectrum Data Technologies
Managing Partner
January 2000 - April 2006 (6 years 4 months)

Managed the implementation and design of software projects in the NYC area. Built Yourmusic.com and several private-label media distribution sites. Responsible for the technical planning and architecture, team management and most of the contract negotiation. In this position, I managed and developed (sort of a player-manager role) at health care providers, cable companies, a phone company, a benefits agency, several media companies and a media distribution company. Names withheld to protect the innocent.

Cablevision Systems Corp. - Massachusetts
Lead Developer
December 1997 - January 2000 (2 years 2 months)

Responsible for creating and deploying the cable industry's first fully functioning web site. First to market with package and pricing tool resulting in incremental sales incrases per subscriber which outpaced other marketing methods by 1000% or more.

———

Education

Columbia University in the City of New York
Philosophy · (2005 - 2008)

University of Louisiana Monroe
CIS · (2002 - 2003)

Harvard University
Harvard Extension** - Philosophy · (1997 - 1998)

UMass Boston
History · (1996 - 1997)

Boston University
Management · (1994 - 1996)